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BREWER & PRITCHARD                                    Three Riverway, 18th Floor
A PROFESSIONAL CORPORATION                                  Houston, Texas 77056
ATTORNEYS & COUNSELORS                                       Tel: (713) 209-2950
                                                             Fax: (713) 659-5302
                                                           Email: info@BPLaw.com
                                                          Website: www.BPLaw.com


                                  July 30, 2007


SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: John Zitko, Staff Attorney

      Re:    ERF Wireless, Inc.
             Amendment No. 1 to Registration Statement on Form SB-2, filed July 30, 2007
             File No. 333-144098

Dear Mr. Zitko:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), ERF Wireless, Inc. (the "Registrant") hereby requests the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of Amendment No. 1 to the Registration Statement on Form SB-2 (File No. 333-144098), together with all exhibits thereto (collectively, the "Amendment").

      The Amendment was erroneously filed with the Commission under the wrong file number. There was no circulation of preliminary prospectuses in connection with the Amendment, the Amendment was not declared effective by the Commission, and none of the Registrant's securities were sold pursuant to the Amendment.

      This Request for Withdrawal is based upon the Registrant's conclusion that the withdrawal of the Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

      The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Amendment as soon as possible.

      Please fax a copy of the order to my attention at 713-659-5302. If you have any questions or comments relating to this request for withdrawal, please contact me at 713-209-2912.

Sincerely,

ERF WIRELESS, INC.

/s/ Sondra Jurica
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Sondra Jurica
Corporate Counsel